U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

SOVEREIGN EMERGING BIOMEDICAL FUND, INC.
(Exact Name of Registrant as Specified in Charter)

A Delaware Corporation

205 Worth Avenue, Suite 201
Palm Beach, FL 33480
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (561) 820-1579

Thomas H. Ross, President
c/o Sovereign Emerging Biomedical Fund, Inc.
205 Worth Avenue, Suite 201
Palm Beach, FL 33480
 (561) 820-1579
(Name and Address of Agent for Service)

Copies of information to:
 David Otto, Esq.
Otto Law Group
201 Union Street, Suite 4500
Seattle, Wash 98101
(206) 262-9545

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

              Yes  X                                       No   ----

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Palm Beach and the State of Florida on the 5th day of December 2008.

SOVEREIGN EMERGING BIOMEDICAL FUND

By:	/s/ Thomas H. Ross

Thomas H. Ross President and Director

Pursuant to the requirements of the Securities Act of 1940, this Registration Statement has been signed by the following persons in the capacities indicated on December 5, 2008. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

SIGNATURE	TITLE

/s/ Thomas H. Ross	President and Director (principal executive officer)

Thomas H. Ross

/s/ Dale A. Barnstable	Treasurer and Director (principal financial and accounting officer)

Dale A. Barnstable